05012433

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

November 1, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Form 52-109FT2-Certification of Interim Filings by President and CEO
- Form 52-109FT2-Certification of Interim Filings by Senior Vice President & CFO
- Interim Report for the Nine Months Ended September 30, 2005
- Consolidated Financial Statements for the Nine Months Ended September 30, 2005
- Management's Discussion and Analysis for the Nine Months Ended September 30, 2005
- Press release dated October 24, 2005 – Third Quarter Operational Earnings

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

dlw 11/9

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **Nancy C. Southern, President and Chief Executive Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 24, 2005

[Original signed by N.C. Southern]

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **Karen M. Watson, Senior Vice President & Chief Financial Officer**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 24, 2005

[Original signed by K.M. Watson]

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

FILE NO. 82-34744

TO THE SHARE OWNERS:

Canadian Utilities Limited reported a 6% increase in earnings for the three months ended September 30, 2005, compared to the same period in 2004.

Third quarter earnings were $46.5 million ($0.37 per share) compared to $44.0 million ($0.35 per share) for the same period in 2004. Earnings for the nine months ended September 30, 2005, were $176.5 million ($1.39 per share) compared to $163.6 million ($1.29 per share) for the same period in 2004, excluding the $55.1 million gain from the retail sale by ATCO Gas and ATCO Electric of their energy supply businesses to Direct Energy.

Financial Summary	**For the Three Months Ended September 30**		**For the Nine Months Ended September 30**	
	2005	2004	**2005**	2004
	($ Millions except per share data) (*unaudited*)			
Earnings	**46.5**	44.0	**176.5**	218.7
Earnings excluding the retail sale gain	**46.5**	44.0	**176.5**	163.6
Earnings per Class A and B share[1]	**0.37**	0.35	**1.39**	1.73
Earnings per Class A and B share excluding retail sale gain[1]	**0.37**	0.35	**1.39**	1.29
Revenues	**537.4**	530.5	**1,835.5**	2,374.4
Cash flow from operations	**135.9**	128.4	**471.5**	373.9

1. Per share numbers have been retroactively restated to reflect two-for-one share split

Earnings for the three months ended September 30, 2005, increased primarily due to:

- the impact of the previously announced ATCO Power TXU Europe settlement and improved performance in Alberta generating plants; and
- interim customer rate increases for ATCO Electric and ATCO Gas approved by the Alberta Energy and Utilities Board (AEUB) for 2005.

This increase was partially offset by lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream.

Earnings for the nine months ended September 30, 2005, excluding the retail sale gain, increased primarily due to:

- the impact of the ATCO Power TXU Europe settlement;
- higher earnings in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

This increase was partially offset by ATCO Gas' and ATCO Electric's higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005 and increased operating costs.

Revenues for the three months ended September 30, 2005 increased primarily due to:

- improved performance in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- interim customer rate increases for ATCO Electric and ATCO Gas; and
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream.

This increase was partially offset by lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

Revenues for the nine months ended September 30, 2005 decreased primarily due to Direct Energy assuming responsibility for selling natural gas and electricity to customers since the completion of the retail sale in the second quarter of 2004.

Cash flow from operations for the three and nine months ended September 30, 2005 increased primarily due to increased earnings and the impact of the TXU Europe settlement in ATCO Power.

Third Quarter Other Highlights include:

- In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date.
- In September 2005, ATCO Power achieved financial completion under the terms of the project financing agreement for the 580-megawatt Brighton Beach Power Plant.
- On August 2, 2005, ATCO Power received the second distribution relating to the TXU Europe settlement. To date, the Corporation has received approximately $83.1 million of the total expected proceeds to the Corporation of approximately $104 million.
- ATCO Travel was awarded a five-year contract to manage Suncor Energy's business travel program.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

Nancy C. Southern

N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's unaudited interim financial statements for the nine months ended September 30, 2005, and the audited financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004 ("2004 MD&A"). Information contained in the 2004 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The common share capital of the Corporation consists of Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares").

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to the impact of changes in government regulation and non-regulated generating capacity subject to long term contracts. The Corporation's actual results

could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, corporate transactions are accounted for as Corporate and Other (refer to Note 8 to the unaudited interim financial statements for the nine months ended September 30, 2005). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

TWO FOR ONE SHARE SPLIT

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, and the remainder was paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the Transfer of the Retail Energy Supply Businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million, and increased earnings by $55.1 million for the nine months ended September 30, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million. Income taxes of approximately $5.3 million

relating to the second distribution will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the first quarter of 2006.

Based on the foreign currency exchange rates in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes of approximately $69 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $11 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement expiring September 30, 2006. The majority of the 275 megawatts has been sold forward under this agreement through the end of March 2006.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2005				
Revenues (1)	745.2	552.9	537.4	....
Earnings attributable to Class A and Class B shares (4) (5)	80.0	50.0	46.5	....
Earnings per Class A and Class B share (4) (5)	0.63	0.39	0.37	....
Diluted earnings per Class A and Class B share (4) (5)	0.63	0.39	0.37	....
2004				
Revenues (1)	1,169.2	674.7	530.5	637.1
Earnings attributable to Class A and Class B shares (2) (4) (5)	74.5	100.2	44.0	90.3
Earnings per Class A and Class B share (2) (4) (5)	0.59	0.79	0.35	0.71
Diluted earnings per Class A and Class B share (2) (4) (5)	0.59	0.78	0.35	0.71
2003				
Revenues	....	....	....	937.9
Earnings attributable to Class A and Class B shares (3) (4) (5)	....	....	....	86.5
Earnings per Class A and Class B share (3) (4) (5)	....	....	....	0.68
Diluted earnings per Class A and Class B share (3) (4) (5)	....	....	....	0.68

Notes:

(1) *Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(2) *Includes earnings of $55.1 million, earnings per share of $0.44 and diluted earnings per share of $0.43 on the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004.*

(3) *2003 earnings attributable to Class A and Class B shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.*

(4) *There were no discontinued operations or extraordinary items during these periods.*

(5) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(6) *The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that have caused variations in revenues and earnings over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2004 MD&A remain substantially unchanged, except for changes in market conditions which have impacted ATCO Midstream's earnings from natural gas liquids and storage operations.

Consolidated Operations

Revenues, earnings attributable to Class A and Class B shares, and earnings and diluted earnings per share were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
($ Millions except per share data)	**2005**	2004	**2005**	2004
	(unaudited)			
Revenues (1)	**537.4**	530.5	**1,835.5**	2,374.4
Earnings attributable to Class A and Class B shares (2) (3) (4)	**46.5**	44.0	**176.5**	218.7
Earnings per Class A share and Class B share (2) (3) (4)	**0.37**	0.35	**1.39**	1.73
Diluted earnings per Class A share and Class B share (2) (3) (4)	**0.37**	0.35	**1.39**	1.72

Notes:

(1) *Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(2) *Includes earnings of $55.1 million, earnings per share of $0.44 and diluted earnings per share of $0.43 on the Transfer of the Retail Energy Supply Businesses for the nine months ended September 30, 2004.*

(3) *There were no discontinued operations or extraordinary items during these periods.*

(4) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(5) *The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

Revenues for the three months ended September 30, 2005, increased by $6.9 million to $537.4 million, primarily due to:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement;
- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- 2004 one time impact of the finalization of natural gas supply costs related to the Transfer of the Retail Energy Supply Businesses; and
- 2004 one time impact of 2004 General Rate Application adjustments for ATCO Gas related to the refund of deferred income taxes.

This increase was partially offset by:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

Revenues for the nine months ended September 30, 2005, decreased by $538.9 million to $1,835.5 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings attributable to Class A and Class B shares for the three months ended September 30, 2005, increased by $2.5 million to $46.5 million, primarily due to:

- impact of the TXU Europe settlement;
- improved performance in ATCO Power's Alberta generating plants;
- interim customer rate increases for ATCO Electric and ATCO Gas approved by the AEUB for 2005 recognized in the third quarter which offset higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in current customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections); and
- higher storage earnings due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold.

This increase was partially offset by:

- lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream; and
- higher maintenance and general and administration costs in Alberta Power (2000) operations.

Earnings attributable to Class A and Class B shares for the nine months ended September 30, 2005, were $176.5 million ($1.39 per share). Earnings for the corresponding period in 2004 were $163.6 million ($1.29 per share), **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses in May 2004. Earnings for the nine months ended September 30, 2004, **including** the impact of the Transfer of the Retail Energy Supply Businesses, were $218.7 million ($1.73 per share).

Earnings attributable to Class A and Class B shares for the nine months ended September 30, 2005, **excluding** the impact of the Transfer of the Retail Energy Supply Businesses, increased by $12.9 million, primarily due to:

- impact of the TXU Europe settlement and improved merchant performance in ATCO Power's U.K. operations;
- higher storage earnings due to higher fees and increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section).

This increase was partially offset by:

- higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in interim customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2004;
- decrease in ATCO Power's earnings of $3.0 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool; and
- warmer temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended September 30, 2005, decreased by $5.0 million to $333.9 million, primarily due to:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decreases was partially offset by:

- higher fuel costs at ATCO Power's Barking generating plant due to natural gas fuel purchases recovered on a "no margin" basis; and
- higher natural gas liquids shrinkage costs in ATCO Midstream due to higher natural gas prices.

Operating expenses for the nine months ended September 30, 2005, decreased by $581.3 million to $1,154.9 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- higher fuel costs at ATCO Power's Barking generating plant due to natural gas fuel purchases recovered on a "no margin" basis; and
- higher natural gas liquids shrinkage costs in ATCO Midstream due to higher natural gas prices.

Depreciation and amortization expenses for the three and nine months ended September 30, 2005, increased by $4.4 million to $70.5 million, and by $16.7 million to $227.0 million, respectively, primarily due to:

- capital additions in 2005 and 2004.

Interest expense for the three and nine months ended September 30, 2005, increased by $0.6 million to $50.9 million, and by $7.8 million to $158.6 million, respectively, primarily due to:

- interest on non-recourse financings for ATCO Power's Brighton Beach generating plant commissioned in July 2004; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended September 30, 2005, increased by $0.9 million to $8.3 million, primarily due to:

- interest income on higher cash balances.

Interest and other income for the nine months ended September 30, 2005, increased by $5.6 million to $26.0 million, primarily due to:

- interest income on higher cash balances; and
- the recovery of ATCO Electric's carrying costs and interest associated with the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes (refer to Regulatory Matters – ATCO Electric section).

Income taxes for the three months ended September 30, 2005, increased by $5.3 million to $34.9 million, primarily due to:

- favorable one-time tax adjustment in 2004 for ATCO Gas resulting from a change in income tax methodology as directed by the AEUB in its decision respecting ATCO Gas' 2003/2004 General Rate Application; and
- higher earnings.

Income taxes for the nine months ended September 30, 2005, **including** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses in May 2004, increased by $2.4 million to $117.6 million.

Income taxes for the nine months ended September 30, 2005, **excluding** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $10.6 million to $117.6 million, primarily due to:

- higher earnings.

Segmented Information

Segmented revenues for the three and nine months ended September 30, 2005, were as follows:

($ Millions)	For the Three Months Ended September 30 2005	2004	For the Nine Months Ended September 30 2005	2004
	(unaudited)			
Utilities (1)	**221.8**	194.2	**890.4**	1,491.9
Power Generation	**188.7**	156.1	**553.5**	469.3
Global Enterprises	**160.7**	210.3	**485.3**	731.9
Corporate and Other	**3.1**	1.9	**9.2**	7.7
Intersegment eliminations	**(36.9)**	(32.0)	**(102.9)**	(326.4)
Total	**537.4**	530.5	**1,835.5**	2,374.4

Note:

(1) *Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

Segmented earnings attributable to Class A and Class B shares for the three and nine months ended September 30, 2005, were as follows:

($ Millions)	For the Three Months Ended September 30 2005	2004	For the Nine Months Ended September 30 2005	2004
	(unaudited)			
Utilities (1)	**13.4**	10.3	**73.5**	130.2
Power Generation	**22.2**	18.4	**66.9**	55.9
Global Enterprises	**16.9**	18.6	**52.8**	41.3
Corporate and Other	**(5.7)**	(3.6)	**(16.0)**	(11.2)
Intersegment eliminations	**(0.3)**	0.3	**(0.7)**	2.5
Total	**46.5**	44.0	**176.5**	218.7

Note:

(1) *Earnings for the nine months ended September 30, 2004, include earnings of $55.1 million from the Transfer of the Retail Energy Supply Businesses.*

Utilities

Revenues from the Utilities Business Group for the three months ended September 30, 2005, increased by $27.6 million to $221.8 million, primarily due to:

- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);
- 2004 one time impact of the finalization of natural gas supply costs related to the Transfer of the Retail Energy Supply Businesses; and

- 2004 one time impact of 2004 General Rate Application adjustments for ATCO Gas related to the refund of deferred income taxes.

This increase was partially offset by:

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

Temperatures in ATCO Gas for the three months ended September 30, 2005, were 27.3% colder than normal, compared to 15.8% colder than normal for the corresponding period in 2004.

Revenues for the nine months ended September 30, 2005, decreased by $601.5 million to $890.4 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- warmer temperatures in ATCO Gas, which were 3.8% warmer than normal, compared to 1.3% colder than normal for the corresponding period in 2004.

This decrease was partially offset by:

- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);
- higher franchise fees collected by ATCO Gas;
- higher transmission revenue as a result of increased rate base in 2004 due to higher capital expenditures in ATCO Electric;
- customer additions in ATCO Gas; and
- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section).

Earnings for the three months ended September 30, 2005, increased by $3.1 million to $13.4 million, primarily due to:

- interim customer rate increases for ATCO Electric and ATCO Gas approved by the AEUB for 2005 recognized in the third quarter which offset higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in current customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections).

Earnings for the nine months ended September 30, 2005, were $73.5 million. Earnings for the corresponding period in 2004 were $75.1 million, **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses in May 2004. Earnings for the nine months ended September 30, 2004, **including** the impact of the Transfer of the Retail Energy Supply Businesses, were $130.2 million.

Earnings for the nine months ended September 30, 2005, **excluding** the impact of the Transfer of the Retail Energy Supply Businesses, decreased by $1.6 million, primarily due to:

- higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in interim customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section); and
- customer additions in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three and nine months ended September 30, 2005, increased by $32.6 million to $188.7 million and by $84.2 million to $553.5 million, respectively, primarily due to:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings for the three months ended September 30, 2005, increased by $3.8 million to $22.2 million, primarily due to:

- impact of the TXU Europe settlement;
- improved performance in ATCO Power's Alberta generating plants; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:

- higher maintenance and general and administration costs in Alberta Power (2000) operations;
- decrease in ATCO Power's earnings of $1.4 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool.

  Alberta Power Pool electricity prices for the three months ended September 30, 2005, averaged $66.91 per megawatt hour, compared to average prices of $54.33 per megawatt hour for the corresponding period in 2004. Natural gas prices for the three months ended September 30, 2005, averaged $8.81 per gigajoule, compared to average prices of $5.90 per gigajoule for the corresponding period in 2004. The consequence of these changes in electricity and natural gas prices was an average spark spread of $0.85 per megawatt hour for the three months ended September 30, 2005, compared to $10.08 per megawatt hour for the corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

  Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas.

  Changes in spark spread affect the results of approximately 300 megawatts of plant capacity owned in Alberta by ATCO Power out of a total world wide owned capacity of approximately 1,318 megawatts.

Earnings for the nine months ended September 30, 2005, increased by $11.0 million to $66.9 million, primarily due to:

- impact of the TXU Europe settlement and improved merchant performance in ATCO Power's U.K. operations; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:

- decrease in ATCO Power's earnings of $3.0 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool;
- impact of favorable one-time income tax adjustments in 2004; and
- higher maintenance and general and administration costs in Alberta Power (2000) operations.

  Alberta Power Pool electricity prices for the nine months ended September 30, 2005, averaged $54.79 per megawatt hour, compared to average prices of $54.43 per megawatt hour for the corresponding period in 2004. Natural gas prices for the nine months ended September 30, 2005, averaged $7.44 per gigajoule, compared to average prices of $6.20 per gigajoule for the corresponding period in 2004. The consequence of these changes in electricity and natural gas prices was an average spark spread of $(1.01) per megawatt hour for the nine months ended September 30, 2005, compared to $7.93 per megawatt hour for the

corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

During the three months ended September 30, 2005, Alberta Power (2000)'s **deferred availability incentive** account decreased by $2.0 million to $45.3 million. The decrease was due to planned outages and amortization in excess of additional availability incentives received for plant availability. During the three months ended September 30, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.2 million to $2.2 million as compared to the same period in 2004.

During the nine months ended September 30, 2005, Alberta Power (2000)'s **deferred availability incentive** account decreased by $0.8 million to $45.3 million. The decrease was due to planned outages and amortization in excess of additional availability incentive payments received for plant availability. During the nine months ended September 30, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $6.2 million as compared to the same period in 2004.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended September 30, 2005, decreased by $49.6 million to $160.7 million, primarily due to:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

These decreases were partially offset by:

- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold.

Revenues from the Global Enterprises Business Group for the nine months ended September 30, 2005, decreased by $246.6 million to $485.3 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

These decreases were partially offset by:

- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Earnings for the three months ended September 30, 2005, decreased by $1.7 million to $16.9 million, primarily due to:

- lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream.

These decreases were partially offset by:

- higher storage earnings due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Earnings for the nine months ended September 30, 2005, increased by $11.5 million to $52.8 million, primarily due to:

- higher storage earnings due to higher fees and increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Corporate and Other

Earnings for the three and nine months ended September 30, 2005 decreased by $2.1 million to $(5.7) million and by $4.8 million to $(16.0) million, respectively, primarily due to:

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since June 30, 2005, and December 31, 2004, respectively.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

In July 2004, ATCO Gas and ATCO Electric filed applications with the AEUB addressing the impact on the 2003 and 2004 revenue requirements of the transfer of the retail energy supply business to DEML and the customer care volume forecast for services provided by ATCO I-Tek Business Services for 2003 and 2004. In April and May 2005, the AEUB issued decisions which resulted in an increase to revenues and earnings of $2.4 million and $1.6 million, respectively.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities. This filing included evidence regarding the appropriate ratemaking approach in the determination of utility revenue requirements as well as treatment of deferred pension costs, executive compensation, head office rent expense and the continued use of preferred shares as a form of financing for the three utilities. The AEUB is expected to hear this filing in May 2006 and a decision is expected in the fourth quarter of 2006.

ATCO Electric

In May 2005, ATCO Electric filed a general tariff application with the AEUB for the 2005 and 2006 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In May and June 2005, ATCO Electric filed applications requesting interim refundable rates for distribution and transmission operations, pending the AEUB's decision on the general tariff application. On July 14, 2005, ATCO Electric received a decision from the AEUB approving its requested interim refundable rates for distribution operations. On September 7, 2005, ATCO Electric received a decision from the AEUB approving an interim refundable rate increase of $5.0 million for transmission operations. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005, were recognized in the third quarter.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of deferred income taxes recorded. In November 2002, ATCO Electric filed a review and variance application of the August 2002 decision with the AEUB. In May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million.

ATCO Gas

In May 2005, ATCO Gas filed a general rate application with the AEUB for the 2005, 2006 and 2007 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general rate application is not expected until early in 2006. In June 2005, ATCO Gas filed an application requesting interim refundable rates pending the AEUB's decision on the general rate application. On August 28, 2005, ATCO Gas received a decision from the AEUB approving an interim refundable rate increase, to be collected from northern customers, of $7.0 million. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005, were recognized in the third quarter.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. The Supreme Court of Canada heard the appeal on May 11, 2005 and ATCO Gas is currently awaiting a decision. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas was granted leave to appeal this AEUB decision to the Alberta Court of Appeal. On June 17, 2005 the appeal was dismissed. On September 16, 2005, ATCO Gas filed for leave to appeal the Alberta Court of Appeal's decision to the Supreme Court of Canada.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility. On June 15, 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility. ATCO Gas has filed for leave to appeal the decision with the Alberta Court of Appeal. On October 3, 2005, the AEUB established processes to review the use of the Carbon Storage Facility for utility purposes.

ATCO Gas' position is that the Carbon storage facility is no longer required for utility service. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon storage facility in rate base and confirming a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB. ATCO Gas filed for leave to appeal the interim order on April 15, 2005.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. In April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to revenues and earnings of $1.8 million and $1.2 million, respectively. The City of Calgary has filed for leave to appeal the AEUB's decision. ATCO Gas has filed a cross appeal of the AEUB's decision. The cross appeal is contingent upon the granting of the City of Calgary's leave to appeal which is scheduled to be heard in February 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term and non-recourse debt and preferred shares. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three months ended September 30, 2005, increased by $7.5 million to $135.9 million, primarily due to:

- higher earnings; and
- impact of the TXU Europe settlement in ATCO Power.

This increase was partially offset by:

- one time recovery in August 2004 of $10.4 million of availability incentive payments associated with a force majeure claim for curtailed production of electricity at Alberta Power (2000)'s Battle River generating plant.

Cash flow from operations for the nine months ended September 30, 2005, increased by $97.6 million to $471.5 million, primarily due to:

- impact of the TXU Europe settlement in ATCO Power; and
- higher earnings.

Investing for the three months ended September 30, 2005, decreased by $0.2 million to $122.4 million, primarily due to:

- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- higher capital expenditures.

Capital expenditures for the three months ended September 30, 2005, increased by $9.9 million to $132.7 million, primarily due to:

- increased investment in regulated natural gas transportation and electric transmission and distribution projects.

This increase was partially offset by:

- lower investment in power generation projects.

Investing for the nine months ended September 30, 2005, decreased by $34.0 million to $310.1 million, primarily due to:

- lower capital expenditures; and
- increased proceeds from Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- changes in non-cash working capital in respect of investing activities.

Capital expenditures for the nine months ended September 30, 2005, decreased by $40.9 million to $345.5 million, primarily due to:

- lower investment in power generation and regulated electric transmission projects.

This decrease was partially offset by:

- increased investment in regulated electric distribution and natural gas transportation and distribution projects.

During the three months ended September 30, 2005, the Corporation **redeemed**:

- $4.8 million of long term debt; and
- $19.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $24.0 million.

During the nine months ended September 30, 2005, the Corporation **issued**:

- $37.0 million of long term debt.

During the nine months ended September 30, 2005, the Corporation **redeemed**:

- $125.0 million of 8.43% Debentures 1995 Series;
- $6.7 million of other long term debt; and
- $45.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $139.9 million.

Foreign currency translation for the three and nine months ended September 30, 2005, negatively impacted the Corporation's cash position by $4.1 million, and $11.0 million, respectively, primarily as a result of:

- strengthening of the Canadian dollar which resulted in a reduction in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

Contractual obligations disclosed in the 2004 MD&A remain substantially unchanged as at September 30, 2005.

At September 30, 2005, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	326.0	47.4	278.6
Short term committed	600.0	3.0	597.0
Uncommitted	69.0	6.4	62.6
Total	995.0	56.8	938.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Net current and long term future income tax liabilities of $201.9 million at September 30, 2005, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2004, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class A shares. The bid expired on May 19, 2005. Over the life of the bid, 289,800 shares were purchased, of which 256,800 were purchased in 2004 and 33,000 were purchased in 2005. On May 20, 2005, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A shares. The bid will expire on May 19, 2006. From May 20, 2005, to October 24, 2005, 142,700 shares have been purchased.

For the first three quarters of 2005, the **quarterly dividend** payment on the Corporation's Class A and Class B shares increased by $0.01 to $0.275 per share. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

OUTSTANDING SHARE DATA

At October 24, 2005, the Corporation had outstanding 82,935,386 Class A shares and 44,017,784 Class B shares and options to purchase 1,420,200 Class A shares.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's power purchase arrangements relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide the transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

As a result of unprecedented drought conditions, the water levels in the cooling pond used by the Battle River generating plant in its production of electricity had fallen to all-time lows in early 2003 and in 2004 and the Corporation was forced to curtail production of electricity. Water levels in the cooling pond have returned to normal for this time of year and there has been no curtailment of production to date in 2005.

On June 10, 2005, Alberta Environment announced that it will begin to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that is expected to be in place in late 2005. Owners

of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. Technology for mercury emission reduction must be in place by the end of 2010. It is anticipated that the Corporation's power purchase arrangements relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with complying with the new regulation.

Non-Regulated Operations

ATCO Power

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to September 2005.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
Jul-03
Nov-03
Jan-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Price



Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2004
Second Quarter 2004
Third Quarter 2004
Fourth Quarter 2004
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Brighton Beach Guarantee

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees remain substantially unchanged from the disclosure contained in the 2004 MD&A, except for:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At September 30, 2005, there are no further obligations under this guarantee for the Brighton Beach project financing.

b) Construction Liens – Represents liens currently registered against project assets. Effective September 30, 2005, ATCO Power entered into an indemnity agreement with Brighton Beach Power Ltd. obligating it to cover any cash shortfalls associated with clearing the construction liens registered against the project. This agreement allowed the project to achieve financial completion under the terms of the project financing agreement. The maximum amount of the indemnity is $20 million. Canadian Utilities Limited issued a guarantee to Brighton Beach Power Ltd. guaranteeing the payments under the indemnity agreement. The indemnity and the guarantee are reduced as the liens are settled.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

CRITICAL ACCOUNTING ESTIMATES

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.9% at the beginning of 2005, resulted in an expected long term rate of return of 6.9% for 2005. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years. The expected long term rate of return has declined over the past four years, from 8.1% in 2001 to 6.9% in the nine months ended September 30, 2005. The result has been a decrease in the expected return on plan assets and a corresponding increase in the cost of pension benefits. In addition, the actual return on plan assets over the same period has been lower than expected (i.e., an experience loss), which is also contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.9% at the end of 2004; the rate has remained at 5.9% in the nine months ended September 30, 2005. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and nine months ended September 30, 2005.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and nine months ended September 30, 2005, are as follows: for drug costs, 9.3% starting in 2005 grading down over 8 years to 4.5%, and for other medical and dental costs, 4.0% for 2005 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three and nine months ended September 30, 2005.

October 24, 2005

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended September 30		Nine Months Ended September 30	
		2005	2004	**2005**	2004
		(Unaudited)		*(Unaudited)*	
Revenues	2	**$ 537.4**	$ 530.5	**$1,835.5**	$2,374.4
Costs and expenses					
Natural gas supply	2	**8.3**	53.2	**143.9**	808.1
Purchased power	2	**10.4**	8.8	**33.2**	80.4
Operation and maintenance		**248.4**	220.5	**741.9**	637.1
Selling and administrative		**45.9**	37.5	**133.1**	114.7
Depreciation and amortization		**70.5**	66.1	**227.0**	210.3
Interest		**38.1**	36.8	**119.3**	114.7
Interest on non-recourse long term debt		**12.8**	13.5	**39.3**	36.1
Franchise fees		**20.9**	18.9	**102.8**	95.9
		455.3	455.3	**1,540.5**	2,097.3
		82.1	75.2	**295.0**	277.1
Gain on transfer of retail energy supply businesses	2	**-**	-	**-**	63.3
Interest and other income		**8.3**	7.4	**26.0**	20.4
Earnings before income taxes		**90.4**	82.6	**321.0**	360.8
Income taxes		**34.9**	29.6	**117.6**	115.2
		55.5	53.0	**203.4**	245.6
Dividends on equity preferred shares		**9.0**	9.0	**26.9**	26.9
Earnings attributable to Class A and Class B shares	2	**46.5**	44.0	**176.5**	218.7
Retained earnings at beginning of period		**1,661.4**	1,540.0	**1,603.4**	1,435.4
		1,707.9	1,584.0	**1,779.9**	1,654.1
Dividends on Class A and Class B shares		**34.9**	33.6	**104.7**	100.8
Purchase of Class A shares		**2.6**	2.1	**4.8**	5.0
Retained earnings at end of period		**$1,670.4**	$1,548.3	**$1,670.4**	$1,548.3
Earnings per Class A and Class B share	3	**$ 0.37**	$ 0.35	**$ 1.39**	$ 1.73
Diluted earnings per Class A and Class B share	3	**$ 0.37**	$ 0.35	**$ 1.39**	$ 1.72
Dividends paid per Class A and Class B share	3	**$ 0.275**	$ 0.265	**$ 0.825**	$ 0.795

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	September 30 2005	September 30 2004	December 31 2004
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	7	**$ 696.8**	$ 559.5	$ 699.5
Accounts receivable		**281.4**	336.9	372.8
Inventories		**79.1**	162.2	172.9
Future income taxes		**0.1**	-	0.3
Deferred electricity costs		**3.4**	-	-
Prepaid expenses		**28.7**	33.3	24.5
		1,089.5	1,091.9	1,270.0
Property, plant and equipment		**5,099.6**	4,974.1	5,045.3
Security deposits for debt		**20.5**	22.9	23.1
Other assets		**127.5**	120.8	124.7
		$6,337.1	$6,209.7	$6,463.1
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ -**	$ -	$ 1.2
Accounts payable and accrued liabilities		**270.6**	284.7	284.3
Income taxes payable		**6.1**	4.1	42.6
Future income taxes		**-**	12.8	-
Deferred natural gas cost recoveries		**-**	0.2	0.9
Deferred electricity cost recoveries		**-**	25.2	11.7
Notes payable		**-**	96.0	-
Long term debt due within one year		**-**	6.9	5.3
Non-recourse long term debt due within one year		**54.2**	47.7	50.6
		330.9	477.6	396.6
Future income taxes		**202.0**	223.5	222.4
Deferred credits	7	**219.2**	135.9	158.0
Long term debt		**2,081.5**	1,906.0	2,171.0
Non-recourse long term debt		**691.1**	770.7	760.9
Equity preferred shares		**636.5**	636.5	636.5
Class A and Class B share owners' equity				
Class A and Class B shares	3	**519.2**	512.5	514.3
Contributed surplus		**0.6**	0.4	0.4
Retained earnings		**1,670.4**	1,548.3	1,603.4
Foreign currency translation adjustment		**(14.3)**	(1.7)	(0.4)
		2,175.9	2,059.5	2,117.7
		$6,337.1	$6,209.7	$6,463.1

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended September 30 2005	2004	Nine Months Ended September 30 2005	2004
		(Unaudited)		*(Unaudited)*	
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 46.5**	$ 44.0	**$ 176.5**	$ 218.7
Adjustments for:					
Depreciation and amortization		**70.5**	66.1	**227.0**	210.3
Future income taxes		**5.3**	(0.6)	**7.1**	(2.5)
Gain on transfer of retail energy supply businesses - net of income taxes	2	**-**	-	**-**	(55.1)
Deferred availability incentives		**(2.0)**	15.8	**(0.8)**	(5.3)
TXU Europe settlement - net of income taxes	7	**10.4**	-	**49.5**	-
Other		**5.2**	3.1	**12.2**	7.8
Cash flow from operations		**135.9**	128.4	**471.5**	373.9
Changes in non-cash working capital		**1.0**	(46.3)	**91.4**	133.3
		136.9	82.1	**562.9**	507.2
Investing activities					
Purchase of property, plant and equipment		**(132.7)**	(122.8)	**(345.5)**	(386.4)
Proceeds on transfer of retail energy supply businesses - net of income taxes	2	**-**	-	**43.4**	22.5
Costs on disposal of property, plant and equipment		**(0.7)**	(3.5)	**(1.5)**	(1.9)
Contributions by utility customers for extensions to plant		**16.1**	11.2	**37.4**	40.6
Non-current deferred electricity costs		**(1.7)**	2.0	**(10.0)**	(9.9)
Changes in non-cash working capital		**(0.3)**	(9.3)	**(27.8)**	(4.9)
Other		**(3.1)**	(0.2)	**(6.1)**	(4.1)
		(122.4)	(122.6)	**(310.1)**	(344.1)
Financing activities					
Change in notes payable		**-**	96.0	**-**	96.0
Issue of long term debt		**-**	-	**37.0**	239.8
Issue of non-recourse long term debt		**-**	-	**-**	10.0
Repayment of long term debt		**(4.8)**	(27.0)	**(131.7)**	(131.8)
Repayment of non-recourse long term debt		**(19.2)**	(17.3)	**(45.2)**	(40.4)
Purchase of Class A shares		**(0.8)**	(0.8)	**-**	(3.2)
Dividends paid to Class A and Class B share owners		**(34.9)**	(33.6)	**(104.7)**	(100.8)
Changes in non-cash working capital		**1.7**	(1.0)	**2.8**	0.1
Other		**(0.6)**	0.6	**(1.1)**	(1.0)
		(58.6)	16.9	**(242.9)**	68.7
Foreign currency translation		**(6.4)**	(2.3)	**(11.4)**	(0.4)
Cash position [(1)]					
Increase (decrease)		**(50.5)**	(25.9)	**(1.5)**	231.4
Beginning of period		**747.3**	585.4	**698.3**	328.1
End of period		**$ 696.8**	$ 559.5	**$ 696.8**	$ 559.5

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $130.3 million (2004 - $51.8 million) which is only available for use in joint ventures (see Note 7).

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2004 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2004, except as described below.

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three and nine months ended September 30, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and nine months ended September 30, 2005 and September 30, 2004 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, and the remainder was paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and increased earnings by $55.1 million for the nine months ended September 30, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. Class A and Class B shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 82,935,386 (2004 – 82,346,086) Class A non-voting shares and 44,017,784 (2004 – 44,380,384) Class B common shares outstanding on September 30, 2005. In addition, there were 1,420,200 options to purchase Class A non-voting shares outstanding at September 30, 2005 under the Corporation's stock option plan. From October 1, 2005, to October 24, 2005, no stock options were granted, no stock options were exercised, no stock options were cancelled and no Class A non-voting shares have been purchased under the Corporation's normal course issuer bid.

3. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Weighted average shares outstanding	**126,905,641**	126,697,534	**126,892,482**	126,771,518
Effect of dilutive stock options	**592,433**	482,988	**498,907**	534,744
Weighted average diluted shares outstanding	**127,498,074**	127,180,522	**127,391,389**	127,306,262

4. Employee future benefits

In the three months ended September 30, 2005, net expense of $1.9 million (2004 – $0.9 million) was recognized for pension benefit plans and net expense of $1.1 million (2004 – $0.8 million) was recognized for other post employment benefit plans.

In the nine months ended September 30, 2005, net expense of $5.8 million (2004 – $1.4 million) was recognized for pension benefit plans and net expense of $3.4 million (2004 – $2.9 million) was recognized for other post employment benefit plans.

5. Regulatory matters

In May 2005, ATCO Electric filed a general tariff application with the Alberta Energy and Utilities Board ("AEUB") for the 2005 and 2006 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In May and June 2005, ATCO Electric filed applications requesting interim refundable rates for distribution and transmission operations, pending the AEUB's decision on the general tariff application. On July 14, 2005, ATCO Electric received a decision from the AEUB approving its requested interim refundable rates for distribution operations. On September 7, 2005, ATCO Electric received a decision from the AEUB approving an interim refundable rate increase of $5.0 million for transmission operations. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005 were recognized in the third quarter.

In May 2005, ATCO Gas filed a general rate application with the AEUB for the 2005, 2006 and 2007 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In June 2005, ATCO Gas filed an application requesting interim refundable rates pending the AEUB's decision on the general rate application. On August 28, 2005, ATCO Gas received a decision from the AEUB approving an interim refundable rate increase, to be collected from northern customers, of $7.0 million. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005 were recognized in the third quarter.

6. Guarantees

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees remain substantially unchanged from the disclosure contained in the 2004 annual consolidated financial statements, except for:

c) **Equity contributions** – Represents equity funding requirements needed to complete construction of the project being built. At September 30, 2005, there are no further obligations under this guarantee for the Brighton Beach project financing.

6. **Guarantees** (continued)

b) **Construction liens** – Represents liens currently registered against project assets. Effective September 30, 2005, ATCO Power entered into an indemnity agreement with Brighton Beach Power Ltd. obligating it to cover any cash shortfalls associated with clearing the construction liens registered against the project. This agreement allowed the project to achieve financial completion under the terms of the project financing agreement. The maximum amount of the indemnity is $20 million. Canadian Utilities Limited issued a guarantee to Brighton Beach Power Ltd. guaranteeing the payments under the indemnity agreement. The indemnity and the guarantee are reduced as the liens are settled.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

7. **TXU Europe settlement**

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million. Income taxes of approximately $5.3 million relating to the second distribution will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the first quarter of 2006.

Based on the foreign currency exchange rate in effect at March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes of approximately $69 million, which will be recognized over the remaining term of the TXU Europe contract to September 30, 2010, at approximately $11 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

8. **Segmented information**

Segmented results – Three months ended September 30

2005 2004	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$215.8** $190.1	**$188.7** $156.1	**$132.6** $184.1	**$ 0.3** $ 0.2	**$ -** $ -	**$537.4** $530.5
Revenues – intersegment	**6.0** 4.1	**-** -	**28.1** 26.2	**2.8** 1.7	**(36.9)** (32.0)	**-** -
Revenues	**$221.8** $194.2	**$188.7** $156.1	**$160.7** $210.3	**$ 3.1** $ 1.9	**$(36.9)** $(32.0)	**$537.4** $530.5
Earnings attributable to Class A and Class B shares	**$ 13.4** $ 10.3	**$ 22.2** $ 18.4	**$ 16.9** $ 18.6	**$(5.7)** $(3.6)	**$ (0.3)** $ 0.3	**$ 46.5** $ 44.0

8. **Segmented information** (continued)

Segmented results – Nine months ended September 30

2005 2004	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 874.4** $1,477.8	**$ 553.5** $ 469.3	**$406.7** $426.5	**$ 0.9** $ 0.8	**$ -** $ -	**$1,835.5** $2,374.4
Revenues – intersegment	**16.0** 14.1	**-** -	**78.6** 305.4	**8.3** 6.9	**(102.9)** (326.4)	**-** -
Revenues	**$ 890.4** $1,491.9	**$ 553.5** $ 469.3	**$485.3** $731.9	**$ 9.2** $ 7.7	**$(102.9)** $(326.4)	**$1,835.5** $2,374.4
Earnings attributable to Class A and Class B shares	**$ 73.5** $ 130.2	**$ 66.9** $ 55.9	**$ 52.8** $ 41.3	**$(16.0)** $(11.2)	**$ (0.7)** $ 2.5	**$ 176.5** $ 218.7
Total assets	**$3,382.5** $3,265.4	**$2,198.8** $2,191.9	**$294.7** $298.3	**$484.0** $434.7	**$ (22.9)** $ 19.4	**$6,337.1** $6,209.7

Printed in Canada

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED

An ATCO Company

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended September 30		Nine Months Ended September 30	
		2005	2004	**2005**	2004
		(Unaudited)		*(Unaudited)*	
Revenues	2	**$ 537.4**	$ 530.5	**$1,835.5**	$2,374.4
Costs and expenses					
Natural gas supply	2	**8.3**	53.2	**143.9**	808.1
Purchased power	2	**10.4**	8.8	**33.2**	80.4
Operation and maintenance		**248.4**	220.5	**741.9**	637.1
Selling and administrative		**45.9**	37.5	**133.1**	114.7
Depreciation and amortization		**70.5**	66.1	**227.0**	210.3
Interest		**38.1**	36.8	**119.3**	114.7
Interest on non-recourse long term debt		**12.8**	13.5	**39.3**	36.1
Franchise fees		**20.9**	18.9	**102.8**	95.9
		455.3	455.3	**1,540.5**	2,097.3
		82.1	75.2	**295.0**	277.1
Gain on transfer of retail energy supply businesses	2	**-**	-	**-**	63.3
Interest and other income		**8.3**	7.4	**26.0**	20.4
Earnings before income taxes		**90.4**	82.6	**321.0**	360.8
Income taxes		**34.9**	29.6	**117.6**	115.2
		55.5	53.0	**203.4**	245.6
Dividends on equity preferred shares		**9.0**	9.0	**26.9**	26.9
Earnings attributable to Class A and Class B shares	2	**46.5**	44.0	**176.5**	218.7
Retained earnings at beginning of period		**1,661.4**	1,540.0	**1,603.4**	1,435.4
		1,707.9	1,584.0	**1,779.9**	1,654.1
Dividends on Class A and Class B shares		**34.9**	33.6	**104.7**	100.8
Purchase of Class A shares		**2.6**	2.1	**4.8**	5.0
Retained earnings at end of period		**$1,670.4**	$1,548.3	**$1,670.4**	$1,548.3
Earnings per Class A and Class B share	3	**$ 0.37**	$ 0.35	**$ 1.39**	$ 1.73
Diluted earnings per Class A and Class B share	3	**$ 0.37**	$ 0.35	**$ 1.39**	$ 1.72
Dividends paid per Class A and Class B share	3	**$ 0.275**	$ 0.265	**$ 0.825**	$ 0.795

CANADIAN UTILITIES LIMITED
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	September 30 2005	September 30 2004	December 31 2004
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	7	**$ 696.8**	$ 559.5	$ 699.5
Accounts receivable		**281.4**	336.9	372.8
Inventories		**79.1**	162.2	172.9
Future income taxes		**0.1**	-	0.3
Deferred electricity costs		**3.4**	-	-
Prepaid expenses		**28.7**	33.3	24.5
		1,089.5	1,091.9	1,270.0
Property, plant and equipment		**5,099.6**	4,974.1	5,045.3
Security deposits for debt		**20.5**	22.9	23.1
Other assets		**127.5**	120.8	124.7
		$6,337.1	$6,209.7	$6,463.1
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ -**	$ -	$ 1.2
Accounts payable and accrued liabilities		**270.6**	284.7	284.3
Income taxes payable		**6.1**	4.1	42.6
Future income taxes		**-**	12.8	-
Deferred natural gas cost recoveries		**-**	0.2	0.9
Deferred electricity cost recoveries		**-**	25.2	11.7
Notes payable		**-**	96.0	-
Long term debt due within one year		**-**	6.9	5.3
Non-recourse long term debt due within one year		**54.2**	47.7	50.6
		330.9	477.6	396.6
Future income taxes		**202.0**	223.5	222.4
Deferred credits	7	**219.2**	135.9	158.0
Long term debt		**2,081.5**	1,906.0	2,171.0
Non-recourse long term debt		**691.1**	770.7	760.9
Equity preferred shares		**636.5**	636.5	636.5
Class A and Class B share owners' equity				
Class A and Class B shares	3	**519.2**	512.5	514.3
Contributed surplus		**0.6**	0.4	0.4
Retained earnings		**1,670.4**	1,548.3	1,603.4
Foreign currency translation adjustment		**(14.3)**	(1.7)	(0.4)
		2,175.9	2,059.5	2,117.7
		$6,337.1	$6,209.7	$6,463.1

CANADIAN UTILITIES LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended September 30 2005	2004	Nine Months Ended September 30 2005	2004
		(Unaudited)		*(Unaudited)*	
Operating activities					
Earnings attributable to Class A and Class B shares		**$ 46.5**	$ 44.0	**$ 176.5**	$ 218.7
Adjustments for:					
Depreciation and amortization		**70.5**	66.1	**227.0**	210.3
Future income taxes		**5.3**	(0.6)	**7.1**	(2.5)
Gain on transfer of retail energy supply businesses - net of income taxes	2	**-**	-	**-**	(55.1)
Deferred availability incentives		**(2.0)**	15.8	**(0.8)**	(5.3)
TXU Europe settlement - net of income taxes	7	**10.4**	-	**49.5**	-
Other		**5.2**	3.1	**12.2**	7.8
Cash flow from operations		**135.9**	128.4	**471.5**	373.9
Changes in non-cash working capital		**1.0**	(46.3)	**91.4**	133.3
		136.9	82.1	**562.9**	507.2
Investing activities					
Purchase of property, plant and equipment		**(132.7)**	(122.8)	**(345.5)**	(386.4)
Proceeds on transfer of retail energy supply businesses - net of income taxes	2	**-**	-	**43.4**	22.5
Costs on disposal of property, plant and equipment		**(0.7)**	(3.5)	**(1.5)**	(1.9)
Contributions by utility customers for extensions to plant		**16.1**	11.2	**37.4**	40.6
Non-current deferred electricity costs		**(1.7)**	2.0	**(10.0)**	(9.9)
Changes in non-cash working capital		**(0.3)**	(9.3)	**(27.8)**	(4.9)
Other		**(3.1)**	(0.2)	**(6.1)**	(4.1)
		(122.4)	(122.6)	**(310.1)**	(344.1)
Financing activities					
Change in notes payable		**-**	96.0	**-**	96.0
Issue of long term debt		**-**	-	**37.0**	239.8
Issue of non-recourse long term debt		**-**	-	**-**	10.0
Repayment of long term debt		**(4.8)**	(27.0)	**(131.7)**	(131.8)
Repayment of non-recourse long term debt		**(19.2)**	(17.3)	**(45.2)**	(40.4)
Purchase of Class A shares		**(0.8)**	(0.8)	**-**	(3.2)
Dividends paid to Class A and Class B share owners		**(34.9)**	(33.6)	**(104.7)**	(100.8)
Changes in non-cash working capital		**1.7**	(1.0)	**2.8**	0.1
Other		**(0.6)**	0.6	**(1.1)**	(1.0)
		(58.6)	16.9	**(242.9)**	68.7
Foreign currency translation		**(6.4)**	(2.3)	**(11.4)**	(0.4)
Cash position [(1)]					
Increase (decrease)		**(50.5)**	(25.9)	**(1.5)**	231.4
Beginning of period		**747.3**	585.4	**698.3**	328.1
End of period		**$ 696.8**	$ 559.5	**$ 696.8**	$ 559.5

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $130.3 million (2004 - $51.8 million) which is only available for use in joint ventures (see Note 7).

CANADIAN UTILITIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2004 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2004, except as described below.

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three and nine months ended September 30, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and nine months ended September 30, 2005 and September 30, 2004 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, and the remainder was paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and increased earnings by $55.1 million for the nine months ended September 30, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. Class A and Class B shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 82,935,386 (2004 – 82,346,086) Class A non-voting shares and 44,017,784 (2004 – 44,380,384) Class B common shares outstanding on September 30, 2005. In addition, there were 1,420,200 options to purchase Class A non-voting shares outstanding at September 30, 2005 under the Corporation's stock option plan. From October 1, 2005, to October 24, 2005, no stock options were granted, no stock options were exercised, no stock options were cancelled and no Class A non-voting shares have been purchased under the Corporation's normal course issuer bid.

3. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Weighted average shares outstanding	**126,905,641**	126,697,534	**126,892,482**	126,771,518
Effect of dilutive stock options	**592,433**	482,988	**498,907**	534,744
Weighted average diluted shares outstanding	**127,498,074**	127,180,522	**127,391,389**	127,306,262

4. Employee future benefits

In the three months ended September 30, 2005, net expense of $1.9 million (2004 – $0.9 million) was recognized for pension benefit plans and net expense of $1.1 million (2004 – $0.8 million) was recognized for other post employment benefit plans.

In the nine months ended September 30, 2005, net expense of $5.8 million (2004 – $1.4 million) was recognized for pension benefit plans and net expense of $3.4 million (2004 – $2.9 million) was recognized for other post employment benefit plans.

5. Regulatory matters

In May 2005, ATCO Electric filed a general tariff application with the Alberta Energy and Utilities Board ("AEUB") for the 2005 and 2006 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In May and June 2005, ATCO Electric filed applications requesting interim refundable rates for distribution and transmission operations, pending the AEUB's decision on the general tariff application. On July 14, 2005, ATCO Electric received a decision from the AEUB approving its requested interim refundable rates for distribution operations. On September 7, 2005, ATCO Electric received a decision from the AEUB approving an interim refundable rate increase of $5.0 million for transmission operations. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005 were recognized in the third quarter.

In May 2005, ATCO Gas filed a general rate application with the AEUB for the 2005, 2006 and 2007 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In June 2005, ATCO Gas filed an application requesting interim refundable rates pending the AEUB's decision on the general rate application. On August 28, 2005, ATCO Gas received a decision from the AEUB approving an interim refundable rate increase, to be collected from northern customers, of $7.0 million. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005 were recognized in the third quarter.

6. Guarantees

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees remain substantially unchanged from the disclosure contained in the 2004 annual consolidated financial statements, except for:

a) **Equity contributions** – Represents equity funding requirements needed to complete construction of the project being built. At September 30, 2005, there are no further obligations under this guarantee for the Brighton Beach project financing.

6. Guarantees (continued)

b) **Construction liens** – Represents liens currently registered against project assets. Effective September 30, 2005, ATCO Power entered into an indemnity agreement with Brighton Beach Power Ltd. obligating it to cover any cash shortfalls associated with clearing the construction liens registered against the project. This agreement allowed the project to achieve financial completion under the terms of the project financing agreement. The maximum amount of the indemnity is $20 million. Canadian Utilities Limited issued a guarantee to Brighton Beach Power Ltd. guaranteeing the payments under the indemnity agreement. The indemnity and the guarantee are reduced as the liens are settled.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

7. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million. Income taxes of approximately $5.3 million relating to the second distribution will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the first quarter of 2006.

Based on the foreign currency exchange rate in effect at March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes of approximately $69 million, which will be recognized over the remaining term of the TXU Europe contract to September 30, 2010, at approximately $11 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

8. Segmented information

Segmented results – Three months ended September 30

2005 2004	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$215.8** $190.1	**$188.7** $156.1	**$132.6** $184.1	**$ 0.3** $ 0.2	**$ -** $ -	**$537.4** $530.5
Revenues – intersegment	**6.0** 4.1	**-** -	**28.1** 26.2	**2.8** 1.7	**(36.9)** (32.0)	**-** -
Revenues	**$221.8** $194.2	**$188.7** $156.1	**$160.7** $210.3	**$ 3.1** $ 1.9	**$(36.9)** $(32.0)	**$537.4** $530.5
Earnings attributable to Class A and Class B shares	**$ 13.4** $ 10.3	**$ 22.2** $ 18.4	**$ 16.9** $ 18.6	**$(5.7)** $(3.6)	**$ (0.3)** $ 0.3	**$ 46.5** $ 44.0

8. Segmented information (continued)

Segmented results – Nine months ended September 30

2005 2004	Utilities	Power Generation	Global Enterprises	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 874.4** $1,477.8	**$ 553.5** $ 469.3	**$406.7** $426.5	**$ 0.9** $ 0.8	**$ -** $ -	**$1,835.5** $2,374.4
Revenues – intersegment	**16.0** 14.1	**-** -	**78.6** 305.4	**8.3** 6.9	**(102.9)** (326.4)	**-** -
Revenues	**$ 890.4** $1,491.9	**$ 553.5** $ 469.3	**$485.3** $731.9	**$ 9.2** $ 7.7	**$(102.9)** $(326.4)	**$1,835.5** $2,374.4
Earnings attributable to Class A and Class B shares	**$ 73.5** $ 130.2	**$ 66.9** $ 55.9	**$ 52.8** $ 41.3	**$(16.0)** $(11.2)	**$ (0.7)** $ 2.5	**$ 176.5** $ 218.7
Total assets	**$3,382.5** $3,265.4	**$2,198.8** $2,191.9	**$294.7** $298.3	**$484.0** $434.7	**$ (22.9)** $ 19.4	**$6,337.1** $6,209.7

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED
An ATCO Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

CANADIAN UTILITIES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's unaudited interim financial statements for the nine months ended September 30, 2005, and the audited financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004 ("2004 MD&A"). Information contained in the 2004 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The common share capital of the Corporation consists of Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares").

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to the impact of changes in government regulation and non-regulated generating capacity subject to long term contracts. The Corporation's actual results

could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, corporate transactions are accounted for as Corporate and Other (refer to Note 8 to the unaudited interim financial statements for the nine months ended September 30, 2005). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

TWO FOR ONE SHARE SPLIT

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, and the remainder was paid on May 4, 2005. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the Transfer of the Retail Energy Supply Businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million, and increased earnings by $55.1 million for the nine months ended September 30, 2004.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, were reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power Limited ("Barking Power"), has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million. Income taxes of approximately $5.3 million

relating to the second distribution will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the first quarter of 2006.

Based on the foreign currency exchange rates in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes of approximately $69 million, which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $11 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement expiring September 30, 2006. The majority of the 275 megawatts has been sold forward under this agreement through the end of March 2006.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	**Mar. 31**	**Jun. 30**	**Sep. 30**	**Dec. 31**
		(unaudited)		
2005				
Revenues (1)	745.2	552.9	537.4	....
Earnings attributable to Class A and Class B shares (4) (5)	80.0	50.0	46.5	....
Earnings per Class A and Class B share (4) (5)	0.63	0.39	0.37	....
Diluted earnings per Class A and Class B share (4) (5)	0.63	0.39	0.37	....
2004				
Revenues (1)	1,169.2	674.7	530.5	637.1
Earnings attributable to Class A and Class B shares (2) (4) (5)	74.5	100.2	44.0	90.3
Earnings per Class A and Class B share (2) (4) (5)	0.59	0.79	0.35	0.71
Diluted earnings per Class A and Class B share (2) (4) (5)	0.59	0.78	0.35	0.71
2003				
Revenues	....	....	....	937.9
Earnings attributable to Class A and Class B shares (3) (4) (5)	....	....	....	86.5
Earnings per Class A and Class B share (3) (4) (5)	....	....	....	0.68
Diluted earnings per Class A and Class B share (3) (4) (5)	....	....	....	0.68

Notes:

(1) *Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(2) *Includes earnings of $55.1 million, earnings per share of $0.44 and diluted earnings per share of $0.43 on the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004.*

(3) *2003 earnings attributable to Class A and Class B shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.*

(4) *There were no discontinued operations or extraordinary items during these periods.*

(5) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(6) *The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2004 MD&A remain substantially unchanged, except for changes in market conditions which have impacted ATCO Midstream's earnings from natural gas liquids and storage operations.

Consolidated Operations

Revenues, earnings attributable to Class A and Class B shares, and earnings and diluted earnings per share were as follows:

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
($ Millions except per share data)	**2005**	2004	**2005**	2004
	(unaudited)			
Revenues (1)	**537.4**	530.5	**1,835.5**	2,374.4
Earnings attributable to Class A and Class B shares (2) (3) (4)	**46.5**	44.0	**176.5**	218.7
Earnings per Class A share and Class B share (2) (3) (4)	**0.37**	0.35	**1.39**	1.73
Diluted earnings per Class A share and Class B share (2) (3) (4)	**0.37**	0.35	**1.39**	1.72

Notes:

(1) Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.

(2) Includes earnings of $55.1 million, earnings per share of $0.44 and diluted earnings per share of $0.43 on the Transfer of the Retail Energy Supply Businesses for the nine months ended September 30, 2004.

(3) There were no discontinued operations or extraordinary items during these periods.

(4) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(5) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

Revenues for the three months ended September 30, 2005, increased by $6.9 million to $537.4 million, primarily due to:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement;
- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- 2004 one time impact of the finalization of natural gas supply costs related to the Transfer of the Retail Energy Supply Businesses; and
- 2004 one time impact of 2004 General Rate Application adjustments for ATCO Gas related to the refund of deferred income taxes.

This increase was partially offset by:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

Revenues for the nine months ended September 30, 2005, decreased by $538.9 million to $1,835.5 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings attributable to Class A and Class B shares for the three months ended September 30, 2005, increased by $2.5 million to $46.5 million, primarily due to:

- impact of the TXU Europe settlement;
- improved performance in ATCO Power's Alberta generating plants;
- interim customer rate increases for ATCO Electric and ATCO Gas approved by the AEUB for 2005 recognized in the third quarter which offset higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in current customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections); and
- higher storage earnings due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold.

This increase was partially offset by:

- lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream; and
- higher maintenance and general and administration costs in Alberta Power (2000) operations.

Earnings attributable to Class A and Class B shares for the nine months ended September 30, 2005, were $176.5 million ($1.39 per share). Earnings for the corresponding period in 2004 were $163.6 million ($1.29 per share), **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses in May 2004. Earnings for the nine months ended September 30, 2004, **including** the impact of the Transfer of the Retail Energy Supply Businesses, were $218.7 million ($1.73 per share).

Earnings attributable to Class A and Class B shares for the nine months ended September 30, 2005, **excluding** the impact of the Transfer of the Retail Energy Supply Businesses, increased by $12.9 million, primarily due to:

- impact of the TXU Europe settlement and improved merchant performance in ATCO Power's U.K. operations;
- higher storage earnings due to higher fees and increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold;
- increased business activity, including work for new customers, in ATCO I-Tek; and
- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section).

This increase was partially offset by:

- higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in interim customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2004;
- decrease in ATCO Power's earnings of $3.0 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool; and
- warmer temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended September 30, 2005, decreased by $5.0 million to $333.9 million, primarily due to:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decreases was partially offset by:

- higher fuel costs at ATCO Power's Barking generating plant due to natural gas fuel purchases recovered on a "no margin" basis; and
- higher natural gas liquids shrinkage costs in ATCO Midstream due to higher natural gas prices.

Operating expenses for the nine months ended September 30, 2005, decreased by $581.3 million to $1,154.9 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- higher fuel costs at ATCO Power's Barking generating plant due to natural gas fuel purchases recovered on a "no margin" basis; and
- higher natural gas liquids shrinkage costs in ATCO Midstream due to higher natural gas prices.

Depreciation and amortization expenses for the three and nine months ended September 30, 2005, increased by $4.4 million to $70.5 million, and by $16.7 million to $227.0 million, respectively, primarily due to:

- capital additions in 2005 and 2004.

Interest expense for the three and nine months ended September 30, 2005, increased by $0.6 million to $50.9 million, and by $7.8 million to $158.6 million, respectively, primarily due to:

- interest on non-recourse financings for ATCO Power's Brighton Beach generating plant commissioned in July 2004; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended September 30, 2005, increased by $0.9 million to $8.3 million, primarily due to:

- interest income on higher cash balances.

Interest and other income for the nine months ended September 30, 2005, increased by $5.6 million to $26.0 million, primarily due to:

- interest income on higher cash balances; and
- the recovery of ATCO Electric's carrying costs and interest associated with the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes (refer to Regulatory Matters – ATCO Electric section).

Income taxes for the three months ended September 30, 2005, increased by $5.3 million to $34.9 million, primarily due to:

- favorable one-time tax adjustment in 2004 for ATCO Gas resulting from a change in income tax methodology as directed by the AEUB in its decision respecting ATCO Gas' 2003/2004 General Rate Application; and
- higher earnings.

Income taxes for the nine months ended September 30, 2005, **including** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses in May 2004, increased by $2.4 million to $117.6 million.

Income taxes for the nine months ended September 30, 2005, **excluding** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $10.6 million to $117.6 million, primarily due to:

- higher earnings.

Segmented Information

Segmented revenues for the three and nine months ended September 30, 2005, were as follows:

	For the Three Months Ended September 30		**For the Nine Months Ended September 30**	
($ Millions)	**2005**	2004	**2005**	2004
	(unaudited)			
Utilities (1)	**221.8**	194.2	**890.4**	1,491.9
Power Generation	**188.7**	156.1	**553.5**	469.3
Global Enterprises	**160.7**	210.3	**485.3**	731.9
Corporate and Other	**3.1**	1.9	**9.2**	7.7
Intersegment eliminations	**(36.9)**	(32.0)	**(102.9)**	(326.4)
Total	**537.4**	530.5	**1,835.5**	2,374.4

Note:

(1) Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.

Segmented earnings attributable to Class A and Class B shares for the three and nine months ended September 30, 2005, were as follows:

	For the Three Months Ended September 30		**For the Nine Months Ended September 30**	
($ Millions)	**2005**	2004	**2005**	2004
	(unaudited)			
Utilities (1)	**13.4**	10.3	**73.5**	130.2
Power Generation	**22.2**	18.4	**66.9**	55.9
Global Enterprises	**16.9**	18.6	**52.8**	41.3
Corporate and Other	**(5.7)**	(3.6)	**(16.0)**	(11.2)
Intersegment eliminations	**(0.3)**	0.3	**(0.7)**	2.5
Total	**46.5**	44.0	**176.5**	218.7

Note:

(1) Earnings for the nine months ended September 30, 2004, include earnings of $55.1 million from the Transfer of the Retail Energy Supply Businesses.

Utilities

Revenues from the Utilities Business Group for the three months ended September 30, 2005, increased by $27.6 million to $221.8 million, primarily due to:

- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);

- 2004 one time impact of the finalization of natural gas supply costs related to the Transfer of the Retail Energy Supply Businesses; and
- 2004 one time impact of 2004 General Rate Application adjustments for ATCO Gas related to the refund of deferred income taxes.

This increase was partially offset by:

- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

Temperatures in ATCO Gas for the three months ended September 30, 2005, were 27.3% colder than normal, compared to 15.8% colder than normal for the corresponding period in 2004.

Revenues for the nine months ended September 30, 2005, decreased by $601.5 million to $890.4 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses in May 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- warmer temperatures in ATCO Gas, which were 3.8% warmer than normal, compared to 1.3% colder than normal for the corresponding period in 2004.

This decrease was partially offset by:

- impact of the interim customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections);
- higher franchise fees collected by ATCO Gas;
- higher transmission revenue as a result of increased rate base in 2004 due to higher capital expenditures in ATCO Electric;
- customer additions in ATCO Gas; and
- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section).

Earnings for the three months ended September 30, 2005, increased by $3.1 million to $13.4 million, primarily due to:

- interim customer rate increases for ATCO Electric and ATCO Gas approved by the AEUB for 2005 recognized in the third quarter which offset higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in current customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections).

Earnings for the nine months ended September 30, 2005, were $73.5 million. Earnings for the corresponding period in 2004 were $75.1 million, **excluding** the $55.1 million after-tax gain on the Transfer of the Retail Energy Supply Businesses in May 2004. Earnings for the nine months ended September 30, 2004, **including** the impact of the Transfer of the Retail Energy Supply Businesses, were $130.2 million.

Earnings for the nine months ended September 30, 2005, **excluding** the impact of the Transfer of the Retail Energy Supply Businesses, decreased by $1.6 million, primarily due to:

- higher costs incurred in 2005 in ATCO Gas and ATCO Electric that are not yet fully reflected in interim customer rates. The majority of these cost increases are for higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005, and increased operating costs. Rate applications were filed in May 2005 requesting the AEUB to incorporate these higher costs in customer rates (refer to Regulatory Matters – ATCO Electric and ATCO Gas sections); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- impact of the AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section); and
- customer additions in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three and nine months ended September 30, 2005, increased by $32.6 million to $188.7 million and by $84.2 million to $553.5 million, respectively, primarily due to:

- natural gas fuel purchases recovered on a "no margin" basis and improved merchant performance in ATCO Power's United Kingdom ("U.K.") operations and the impact of the TXU Europe settlement; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

Earnings for the three months ended September 30, 2005, increased by $3.8 million to $22.2 million, primarily due to:

- impact of the TXU Europe settlement;
- improved performance in ATCO Power's Alberta generating plants; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:

- higher maintenance and general and administration costs in Alberta Power (2000) operations;
- decrease in ATCO Power's earnings of $1.4 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool.

  Alberta Power Pool electricity prices for the three months ended September 30, 2005, averaged $66.91 per megawatt hour, compared to average prices of $54.33 per megawatt hour for the corresponding period in 2004. Natural gas prices for the three months ended September 30, 2005, averaged $8.81 per gigajoule, compared to average prices of $5.90 per gigajoule for the corresponding period in 2004. The consequence of these changes in electricity and natural gas prices was an average spark spread of $0.85 per megawatt hour for the three months ended September 30, 2005, compared to $10.08 per megawatt hour for the corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

  Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas.

  Changes in spark spread affect the results of approximately 300 megawatts of plant capacity owned in Alberta by ATCO Power out of a total world wide owned capacity of approximately 1,318 megawatts.

Earnings for the nine months ended September 30, 2005, increased by $11.0 million to $66.9 million, primarily due to:

- impact of the TXU Europe settlement and improved merchant performance in ATCO Power's U.K. operations; and
- operations at ATCO Power's 580 megawatt Brighton Beach generating plant commissioned in July 2004.

This increase was partially offset by:

- decrease in ATCO Power's earnings of $3.0 million due to lower spark spreads realized on electricity sold to the Alberta Power Pool;
- impact of favorable one-time income tax adjustments in 2004; and
- higher maintenance and general and administration costs in Alberta Power (2000) operations.

  Alberta Power Pool electricity prices for the nine months ended September 30, 2005, averaged $54.79 per megawatt hour, compared to average prices of $54.43 per megawatt hour for the corresponding period in 2004. Natural gas prices for the nine months ended September 30, 2005, averaged $7.44 per gigajoule, compared to average prices of $6.20 per gigajoule for the corresponding period in 2004. The consequence

of these changes in electricity and natural gas prices was an average spark spread of $(1.01) per megawatt hour for the nine months ended September 30, 2005, compared to $7.93 per megawatt hour for the corresponding period in 2004. The impact of the lower spark spreads was mitigated by lower generation volumes in 2005.

During the three months ended September 30, 2005, Alberta Power (2000)'s **deferred availability incentive** account decreased by $2.0 million to $45.3 million. The decrease was due to planned outages and amortization in excess of additional availability incentives received for plant availability. During the three months ended September 30, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.2 million to $2.2 million as compared to the same period in 2004.

During the nine months ended September 30, 2005, Alberta Power (2000)'s **deferred availability incentive** account decreased by $0.8 million to $45.3 million. The decrease was due to planned outages and amortization in excess of additional availability incentive payments received for plant availability. During the nine months ended September 30, 2005, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $6.2 million as compared to the same period in 2004.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended September 30, 2005, decreased by $49.6 million to $160.7 million, primarily due to:

- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

These decreases were partially offset by:

- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold.

Revenues from the Global Enterprises Business Group for the nine months ended September 30, 2005, decreased by $246.6 million to $485.3 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

These decreases were partially offset by:

- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Earnings for the three months ended September 30, 2005, decreased by $1.7 million to $16.9 million, primarily due to:

- lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream.

These decreases were partially offset by:

- higher storage earnings due to increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Earnings for the nine months ended September 30, 2005, increased by $11.5 million to $52.8 million, primarily due to:

- higher storage earnings due to higher fees and increased storage capacity sold in ATCO Midstream. The additional storage capacity is attributable to higher capacity leased and the timing and demand of storage capacity sold; and
- increased business activity, including work for new customers, in ATCO I-Tek.

Corporate and Other

Earnings for the three and nine months ended September 30, 2005 decreased by $2.1 million to $(5.7) million and by $4.8 million to $(16.0) million, respectively, primarily due to:

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since June 30, 2005, and December 31, 2004, respectively.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

In July 2004, ATCO Gas and ATCO Electric filed applications with the AEUB addressing the impact on the 2003 and 2004 revenue requirements of the transfer of the retail energy supply business to DEML and the customer care volume forecast for services provided by ATCO I-Tek Business Services for 2003 and 2004. In April and May 2005, the AEUB issued decisions which resulted in an increase to revenues and earnings of $2.4 million and $1.6 million, respectively.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities. This filing included evidence regarding the appropriate ratemaking approach in the determination of utility revenue requirements as well as treatment of deferred pension costs, executive compensation, head office rent expense and the continued use of preferred shares as a form of financing for the three utilities. The AEUB is expected to hear this filing in May 2006 and a decision is expected in the fourth quarter of 2006.

ATCO Electric

In May 2005, ATCO Electric filed a general tariff application with the AEUB for the 2005 and 2006 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general tariff application is not expected until early in 2006. In May and June 2005, ATCO Electric filed applications requesting interim refundable rates for distribution and transmission operations, pending the AEUB's decision on the general tariff application. On July 14, 2005, ATCO Electric received a decision from the AEUB approving its requested interim refundable rates for distribution operations. On September 7, 2005, ATCO Electric received a decision from the AEUB

approving an interim refundable rate increase of $5.0 million for transmission operations. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005, were recognized in the third quarter.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of deferred income taxes recorded. In November 2002, ATCO Electric filed a review and variance application of the August 2002 decision with the AEUB. In May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million.

ATCO Gas

In May 2005, ATCO Gas filed a general rate application with the AEUB for the 2005, 2006 and 2007 test years requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta. A decision from the AEUB on the general rate application is not expected until early in 2006. In June 2005, ATCO Gas filed an application requesting interim refundable rates pending the AEUB's decision on the general rate application. On August 28, 2005, ATCO Gas received a decision from the AEUB approving an interim refundable rate increase, to be collected from northern customers, of $7.0 million. Revenues associated with the interim refundable rates for the nine months ended September 30, 2005, were recognized in the third quarter.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. The Supreme Court of Canada heard the appeal on May 11, 2005 and ATCO Gas is currently awaiting a decision. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas was granted leave to appeal this AEUB decision to the Alberta Court of Appeal. On June 17, 2005 the appeal was dismissed. On September 16, 2005, ATCO Gas filed for leave to appeal the Alberta Court of Appeal's decision to the Supreme Court of Canada.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility. On June 15, 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility. ATCO Gas has filed for leave to appeal the decision with the Alberta Court of Appeal. On October 3, 2005, the AEUB established processes to review the use of the Carbon Storage Facility for utility purposes.

ATCO Gas' position is that the Carbon storage facility is no longer required for utility service. Accordingly, in March 2005, ATCO Gas filed a letter with the AEUB in which it withdrew all evidence previously filed by it with respect to the 2005/2006 Carbon Storage Plan, thus providing notice that none of the related costs and revenues will form part of regulated operations on or after April 1, 2005. On March 23, 2005, the AEUB issued an interim order directing ATCO Gas to maintain the Carbon storage facility in rate base and confirming a lease of the entire storage capacity to ATCO Midstream at a placeholder rate of $0.45 per gigajoule until otherwise determined by the AEUB. ATCO Gas filed for leave to appeal the interim order on April 15, 2005.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. In April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to revenues and earnings of $1.8 million and $1.2 million, respectively. The City of Calgary has filed for leave to appeal the AEUB's decision. ATCO Gas has filed a cross appeal of the AEUB's decision. The cross appeal is contingent upon the granting of the City of Calgary's leave to appeal which is scheduled to be heard in February 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term and non-recourse debt and preferred shares. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

Cash flow from operations for the three months ended September 30, 2005, increased by $7.5 million to $135.9 million, primarily due to:

- higher earnings; and
- impact of the TXU Europe settlement in ATCO Power.

This increase was partially offset by:

- one time recovery in August 2004 of $10.4 million of availability incentive payments associated with a force majeure claim for curtailed production of electricity at Alberta Power (2000)'s Battle River generating plant.

Cash flow from operations for the nine months ended September 30, 2005, increased by $97.6 million to $471.5 million, primarily due to:

- impact of the TXU Europe settlement in ATCO Power; and
- higher earnings.

Investing for the three months ended September 30, 2005, decreased by $0.2 million to $122.4 million, primarily due to:

- changes in non-cash working capital in respect of investing activities.

This decrease was partially offset by:

- higher capital expenditures.

Capital expenditures for the three months ended September 30, 2005, increased by $9.9 million to $132.7 million, primarily due to:

- increased investment in regulated natural gas transportation and electric transmission and distribution projects.

This increase was partially offset by:

- lower investment in power generation projects.

Investing for the nine months ended September 30, 2005, decreased by $34.0 million to $310.1 million, primarily due to:

- lower capital expenditures; and
- increased proceeds from Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- changes in non-cash working capital in respect of investing activities.

Capital expenditures for the nine months ended September 30, 2005, decreased by $40.9 million to $345.5 million, primarily due to:

- lower investment in power generation and regulated electric transmission projects.

This decrease was partially offset by:

- increased investment in regulated electric distribution and natural gas transportation and distribution projects.

During the three months ended September 30, 2005, the Corporation **redeemed**:

- $4.8 million of long term debt; and
- $19.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $24.0 million.

During the nine months ended September 30, 2005, the Corporation **issued**:

- $37.0 million of long term debt.

During the nine months ended September 30, 2005, the Corporation **redeemed**:

- $125.0 million of 8.43% Debentures 1995 Series;
- $6.7 million of other long term debt; and
- $45.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $139.9 million.

Foreign currency translation for the three and nine months ended September 30, 2005, negatively impacted the Corporation's cash position by $4.1 million, and $11.0 million, respectively, primarily as a result of:

- strengthening of the Canadian dollar which resulted in a reduction in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

Contractual obligations disclosed in the 2004 MD&A remain substantially unchanged as at September 30, 2005.

At September 30, 2005, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	**Total**	**Used**	**Available**
Long term committed	326.0	47.4	278.6
Short term committed	600.0	3.0	597.0
Uncommitted	69.0	6.4	62.6
Total	995.0	56.8	938.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Net current and long term future income tax liabilities of $201.9 million at September 30, 2005, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2004, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class A shares. The bid expired on May 19, 2005. Over the life of the bid, 289,800 shares were purchased, of which 256,800 were purchased in 2004 and 33,000 were purchased in 2005. On May 20, 2005, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A shares. The bid will expire on May 19, 2006. From May 20, 2005, to October 24, 2005, 142,700 shares have been purchased.

For the first three quarters of 2005, the **quarterly dividend** payment on the Corporation's Class A and Class B shares increased by $0.01 to $0.275 per share. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

OUTSTANDING SHARE DATA

At October 24, 2005, the Corporation had outstanding 82,935,386 Class A shares and 44,017,784 Class B shares and options to purchase 1,420,200 Class A shares.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's power purchase arrangements relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships to DEML contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide the transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

As a result of unprecedented drought conditions, the water levels in the cooling pond used by the Battle River generating plant in its production of electricity had fallen to all-time lows in early 2003 and in 2004 and the Corporation was forced to curtail production of electricity. Water levels in the cooling pond have returned to normal for this time of year and there has been no curtailment of production to date in 2005.

On June 10, 2005, Alberta Environment announced that it will begin to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that is expected to be in place in late 2005. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. Technology for mercury emission reduction must be in place by the end of 2010. It is anticipated that the Corporation's power purchase arrangements relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with complying with the new regulation.

Non-Regulated Operations

ATCO Power

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to September 2005.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Price



Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2004
Second Quarter 2004
Third Quarter 2004
Fourth Quarter 2004
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Brighton Beach Guarantee

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans associated with certain of its projects. These guarantees remain substantially unchanged from the disclosure contained in the 2004 MD&A, except for:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At September 30, 2005, there are no further obligations under this guarantee for the Brighton Beach project financing.

b) Construction Liens – Represents liens currently registered against project assets. Effective September 30, 2005, ATCO Power entered into an indemnity agreement with Brighton Beach Power Ltd. obligating it to cover any cash shortfalls associated with clearing the construction liens registered against the project. This agreement allowed the project to achieve financial completion under the terms of the project financing agreement. The maximum amount of the indemnity is $20 million. Canadian Utilities Limited issued a guarantee to Brighton Beach Power Ltd. guaranteeing the payments under the indemnity agreement. The indemnity and the guarantee are reduced as the liens are settled.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

CRITICAL ACCOUNTING ESTIMATES

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.9% at the beginning of 2005, resulted in an expected long term rate of return of 6.9% for 2005. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years. The expected long term rate of return has declined over the past four years, from 8.1% in 2001 to 6.9% in the nine months ended September 30, 2005. The result has been a decrease in the expected return on plan assets and a corresponding increase in the cost of pension benefits. In addition, the actual return on plan assets over the same period has been lower than expected (i.e., an experience loss), which is also contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.9% at the end of 2004; the rate has remained at 5.9% in the nine months ended September 30, 2005. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and nine months ended September 30, 2005.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and nine months ended September 30, 2005, are as follows: for drug costs, 9.3% starting in 2005 grading down over 8 years to 4.5%, and for other medical and dental costs, 4.0% for 2005 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants guideline pertaining to the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities, and, if so, to consolidate them. This change in accounting had no effect on the consolidated financial statements for the three and nine months ended September 30, 2005.

October 24, 2005

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

October 24, 2005

CANADIAN UTILITIES REPORTS THIRD QUARTER EARNINGS INCREASE OF 6%

CALGARY, Alberta – **Canadian Utilities Limited reported a 6% increase in earnings for the three months ended September 30, 2005, compared to the same period in 2004.**

Third quarter earnings were $46.5 million ($0.37 per share) compared to $44.0 million ($0.35 per share) for the same period in 2004. Earnings for the nine months ended September 30, 2005, were $176.5 million ($1.39 per share) compared to $163.6 million ($1.29 per share) for the same period in 2004, excluding the $55.1 million gain from the retail sale by ATCO Gas and ATCO Electric of their energy supply businesses to Direct Energy.

Financial Summary	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2005	2004	**2005**	2004
	($ Millions except per share data) *(unaudited)*			
Earnings	**46.5**	44.0	**176.5**	218.7
Earnings excluding the retail sale gain	**46.5**	44.0	**176.5**	163.6
Earnings per Class A and B share[1]	**0.37**	0.35	**1.39**	1.73
Earnings per Class A and B share excluding retail sale gain[1]	**0.37**	0.35	**1.39**	1.29
Revenues	**537.4**	530.5	**1,835.5**	2,374.4
Cash flow from operations	**135.9**	128.4	**471.5**	373.9

1. Per share numbers have been retroactively restated to reflect two-for-one share split

Earnings for the three months ended September 30, 2005, increased primarily due to:

- the impact of the previously announced ATCO Power TXU Europe settlement and improved performance in Alberta generating plants; and
- interim customer rate increases for ATCO Electric and ATCO Gas approved by the Alberta Energy and Utilities Board (AEUB) for 2005.

This increase was partially offset by lower volumes and higher shrinkage costs for natural gas liquids in ATCO Midstream.

Earnings for the nine months ended September 30, 2005, excluding the retail sale gain, increased primarily due to:

- the impact of the ATCO Power TXU Europe settlement;
- higher earnings in ATCO Midstream; and
- increased business activity, including work for new customers, in ATCO I-Tek.

This increase was partially offset by ATCO Gas' and ATCO Electric's higher depreciation and financing costs related to rate base additions in late 2004 and to date in 2005 and increased operating costs.

Revenues for the three months ended September 30, 2005 increased primarily due to:

- improved performance in ATCO Power's U.K. operations and the impact of the TXU Europe settlement;
- interim customer rate increases for ATCO Electric and ATCO Gas; and
- higher prices for natural gas liquids and higher storage revenues due to increased storage capacity sold in ATCO Midstream.

This increase was partially offset by lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

Revenues for the nine months ended September 30, 2005 decreased primarily due to Direct Energy assuming responsibility for selling natural gas and electricity to customers since the completion of the retail sale in the second quarter of 2004.

Cash flow from operations for the three and nine months ended September 30, 2005 increased primarily due to increased earnings and the impact of the TXU Europe settlement in ATCO Power.

Third Quarter Other Highlights include:

- In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class A and Class B shares. The share split took the form of a stock dividend whereby share owners received one additional Class A share for each Class A share held as of the record date and one additional Class B share for each Class B share held as of the record date.
- In September 2005, ATCO Power achieved financial completion under the terms of the project financing agreement for the 580-megawatt Brighton Beach Power Plant.
- On August 2, 2005, ATCO Power received the second distribution relating to the TXU Europe settlement. To date, the Corporation has received approximately $83.1 million of the total expected proceeds to the Corporation of approximately $104 million.
- ATCO Travel was awarded a five-year contract to manage Suncor Energy's business travel program.

Canadian Utilities Limited's consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2005, are now available on Canadian Utilities' website (www.canadian-utilities.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about October 28, 2005.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502